Exhibit 23.1

Consent of Independent Certified Public Accountants

The Board of Directors

Citizens South Banking Corporation

Gastonia, North Carolina

We consent to the reference to our firm as “experts” and to the incorporation by reference in this registration statement of Citizens South Banking Corporation and subsidiaries on Form S-3 of our report, dated March 12, 2010, related to the audits of the consolidated statements of financial condition as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, which are included in the December 31, 2009 Annual report on Form 10-K of Citizens South Banking Corporation and subsidiaries.

/s/ Cherry, Bekaert & Holland, L.L.P.

Gastonia, NC

May 17, 2010